RECEIVED
MAR 0 1 2006
152 SECTION
WASH. D.C.

SECURI ... ON

06002426

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SEC FILE NUMBER
8- 51771

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies Partners Opportunity Fund II, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Metro Center, One Station Place, Three North
(No. and Street)

Stamford (City) Connecticut (State) 06902-6800 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Welch (203) 708-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 3 0 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Welch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies Partners Opportunity Fund II, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Notary Public

MARIANNE KELLY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Members
Jefferies Partners Opportunity Fund II, LLC:

We have audited the accompanying statement of financial condition of Jefferies Partners Opportunity Fund II, LLC (the "Fund"), including the condensed schedule of investments, as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Fund's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferies Partners Opportunity Fund II, LLC as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2006

JEFFERIES PARTNERS OPPORTUNITY FUND II, LLC

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	24,076,728
Receivable from affiliated brokers and dealers		15,609,525
Securities owned		144,878,800
Securities borrowed		11,271,700
Other assets		724,538
Total assets	$	196,561,291

Liabilities and Members' Equity

Securities sold, not yet purchased	$	16,821,753
Payable to affiliated brokers and dealers		16,159,703
Payable to Jefferies & Company, Inc.		539,592
Accrued expenses and other liabilities		76,357
Total liabilities		33,597,405
Members' equity:		162,963,886
Total liabilities and members' equity	$	196,561,291

See accompanying notes to the statement of financial condition.

JEFFERIES PARTNERS OPPORTUNITY FUND II, LLC

Condensed Schedule of Investments

December 31, 2005

Description		Fair value	Percentage of Members' Equity
Securities owned:			
Corporate Bonds:			
Bermuda - Transportation	$	1,537,515	0.9%
British Virgin Islands - Oil & Gas		537,600	0.3%
Canada:			
Engineering & Construction		351,540	0.2%
Oil & Gas		266,520	0.2%
Transportation		73,260	0.0%
Total Canada		691,320	0.4%
Cayman Islands - Oil & Gas		6,000	0.0%
France - Oil & Gas		6,240	0.0%
Luxembourg - Telecommunications		125,400	0.1%
Norway - Oil & Gas		353,100	0.2%
Sweden - Holding Companies - Diversified		54,000	0.0%
United States:			
Aerospace & Defense		48,000	0.0%
Agriculture		2,019,750	1.2%
Airlines		1,353,514	0.8%
Apparel		873,038	0.5%
Auto Parts & Equipment		2,388,170	1.5%
Biotechnology		70,920	0.0%
Building Materials		315,630	0.2%
Chemicals		47,040	0.0%
Coal		487,785	0.3%
Commercial Services		772,681	0.5%
Cosmetics & Personal Care		37,440	0.0%
Electrical Components & Equipment		393,500	0.2%
Electronics		8,738,006	5.4%
Engineering & Construction		389,760	0.2%
Entertainment		31,076	0.0%
Environmental Control		93,150	0.1%
Financial Services - Diversified		239,705	0.1%
Food		747	0.0%
Healthcare Services		3,880	0.0%
Holding Companies-Diversified		1,665,129	1.0%

(Continued)

JEFFERIES PARTNERS OPPORTUNITY FUND II, LLC

Condensed Schedule of Investments

December 31, 2005

Description	Fair value	Percentage of Members' Equity
Home Builders	50,880	0.0%
Iron & Steel	5,415,836	3.3%
Leisure Time	1,577,025	1.0%
Lodging	7,026,360	4.3%
Media	548,520	0.3%
Metal Fabrication & Hardware	2,631,778	1.6%
Mining	508,963	0.3%
Miscellaneous Manufacturing	5,466,885	3.4%
Oil & Gas:		
Ascent Energy 11.75% 5/1/15	15,706,374	9.6%
Texcal Energy Ser A Units	31,644,800	19.4%
Oil & Gas - Other	9,116,942	5.6%
Packaging & Containers	1,306,840	0.8%
Retail	692,825	0.4%
Telecommunications	4,725,802	2.9%
Textiles	12	0.0%
Transportation	77,780	0.0%
Total United States	106,466,543	65.3%
Total corporate bonds	109,777,718	67.4%
Common Stock:		
Canada - Airlines	2,840,976	1.7%
Great Britain - Telecommunications	3,260,208	2.0%
United States:		
Auto Parts & Equipment	55,440	0.0%
Beverages	1,493,796	0.9%
Chemicals	3,867,942	2.4%
Commercial Services	5,067,728	3.1%
Distribution - Wholesale	197,086	0.1%
Electrical Components & Equipment	8,316	0.0%
Electronics	742,323	0.5%
Financial Services - Diversified	2,375,674	1.5%
Iron & Steel	1,176,480	0.7%
Machinery:		
Fairfield Manufacturing	12,861,600	7.9%
Publishing	57,595	0.0%
Retail	7,422	0.0%
Telecommunications	172,998	0.1%

(Continued)

JEFFERIES PARTNERS OPPORTUNITY FUND II, LLC

Condensed Schedule of Investments

December 31, 2005

Description	Fair value	Percentage of Members' Equity
Textiles	2,605	0.0%
Total United States	28,087,005	17.2%
Total common stock	34,188,189	21.0%
Warrants:		
United States	27,125	0.0%
Investment Companies		
United States	885,768	0.5%
Total securities owned	$ 144,878,800	88.9%
Securities sold, not yet purchased:		
Corporate Bonds:		
Canada:		
Electrical Components & Equipment	$ 257,720	0.2%
Financial Services - Diversified	195,020	0.1%
Forest Products & Paper	27,863	0.0%
Iron & Steel	604,800	0.4%
Mining	218,400	0.1%
Total Canada	1,303,803	0.8%
Marshall Island - Transportation	97,920	0.1%
United States:		
Aerospace & Defense	371,870	0.2%
Auto Parts & Equipment	300,600	0.2%
Building Materials	9,950	0.0%
Coal	1,457,505	0.9%
Commercial Services	11,400	0.0%
Electrical Components & Equipment	3,510	0.0%
Electronics	251,548	0.2%
Entertainment	646,010	0.4%
Environmental Control	57,600	0.0%
Financial Services - Diversified	83,270	0.1%
Food	174,100	0.1%
Forest Products & Paper	546,000	0.3%
Healthcare Services	725,400	0.4%
Household Products & Wares	571,825	0.4%
Iron & Steel	630,470	0.4%

(Continued)

JEFFERIES PARTNERS OPPORTUNITY FUND II, LLC

Condensed Schedule of Investments

December 31, 2005

Description	Fair value	Percentage of Members' Equity
Lodging	2,124,518	1.3%
Media	125,495	0.1%
Metal Fabrication & Hardware	626,830	0.4%
Mining	638,280	0.4%
Miscellaneous Manufacturing	138,600	0.1%
Oil & Gas	3,226,374	2.0%
Packaging & Containers	418,860	0.3%
Pharmaceuticals	122,400	0.1%
Retail	1,306,737	0.8%
Telecommunications	337,773	0.2%
Transportation	511,665	0.3%
Total United States	15,418,590	9.5%
Total corporate bonds	16,820,313	10.3%
Warrants:		
United States	1,440	0.0%
Total securities sold, not yet purchased	$ 16,821,753	10.3%

See accompanying notes to the statement of financial condition.

(1) Summary of Significant Accounting Policies

Jefferies Partners Opportunity Fund II, LLC (the "Fund") is a Delaware limited liability company. The Fund commenced operations on January 19, 2000. The investment objective of the Fund is to generate returns for its members by making, holding, and disposing of a diverse portfolio of primarily below investment grade debt and equity investments. The Fund was established to offer members the opportunity to participate in the trading, investment, and brokerage activities of the High Yield Department of Jefferies & Company, Inc. ("Jefferies"). The Fund employs a trading and investment strategy substantially similar to that historically employed by Jefferies' High Yield Department. The Fund acquires, actively manages, and trades a diverse portfolio of primarily non-investment grade investments consisting of the following three asset groups: High Yield Debt, Special Situation Investments, and, to a lesser extent, Bank Loans. The Fund has appointed Jefferies to serve as manager to the Fund (the "Manager"). The Fund participates in the non-syndicate trading and investment activities of the High Yield Department on a pari passu basis with Jefferies. To permit such participation, the Fund has been registered as a broker dealer under the Securities Exchange Act of 1934 and with the National Association of Securities Dealers.

The Fund will be in effect until January 18, 2007, unless extended for up to three successive one-year terms by the vote of the Manager and a majority of the member interests.

The Fund claims an exemption from Rule 15c3-3 as of December 31, 2005, based on Section (k)(2)(ii). Securities transactions are cleared through an affiliated broker-dealer on a fully disclosed basis. The Fund does not execute any securities transactions with or on behalf of any customers.

The Fund prepares its statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(a) Cash and Cash Equivalents

Cash equivalents consist of money market funds, which are part of the cash management activities of the Fund, and have original maturities of 90 days or less. At December 31, 2005, such cash equivalents amounted to $23,589,985.

(b) Fair Value of Financial Instruments

Substantially all of the Fund's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities borrowed, and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period to maturity. Similarly, liabilities, including certain payables, are carried at amounts approximating fair value.

Securities and other inventory positions owned and securities and other inventory positions sold, but not yet purchased (all of which are recorded on a trade-date basis) are valued at fair value. Fair value generally is determined based on listed prices or broker quotes. In certain instances, such price quotations may be deemed unreliable when the instruments are thinly traded or when the Fund holds a substantial block of a particular security and the listed price is not deemed to be readily realizable. In these instances, the Fund determines fair value based on management's best estimate, giving appropriate consideration to reported prices and the extent of public trading in similar securities, the discount from the listed price associated with the cost at the date of acquisition, and the size of the

position held in relation to the liquidity in the market, among other factors. When the size of the holding of a listed security is likely to impair the Fund's ability to realize the quoted market price, the Fund records the position at a discount to the quoted price reflecting management's best estimate of fair value. In such instances, the Fund generally determines fair value with reference to the discount associated with the acquisition price of the security. When listed prices or broker quotes are not available, the Fund determines fair value based on pricing models or other valuation techniques, including the use of implied pricing from similar instruments. The Fund typically uses pricing models to derive fair value based on the net present value of estimated future cash flows including adjustments, when appropriate, for liquidity, credit and/or other factors.

(c) ***Securities Transactions***

The Fund records its securities transactions on a trade-date basis. Securities owned and securities sold, not yet purchased, are valued at fair value.

(d) ***Contributions***

Capital contributions were recorded net of the Fund's closing costs and placement fees. Each member is charged a one-time placement fee of 1% of gross contributions.

(e) ***Federal and State Income Taxes***

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and, accordingly, are not subject to income taxes. For tax purposes, income or losses are included in the tax returns of the members.

(f) ***Allocation of Income and Expense***

Income and expense are allocated 100% to the members based on the pro rata share of their capital contributed to the Fund until the total allocation equals the aggregate members' preferred return of 8% of contributed capital. All remaining income and expense are allocated 80% to the members and 20% to the Class B Member.

(g) ***Commitments***

As of December 31, 2005, the Fund had unfunded commitments of $2,760,000 under a revolving credit facility.

(h) ***Use of Estimates***

The preparation of the statement of financial condition in conformity with U.S. GAAP requires the Fund Manager to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)

(2) Receivable from, and Payable to, Affiliated Brokers and Dealers

The following is a summary of the major categories of receivable from, and payable to, affiliated brokers and dealers as of December 31, 2005:

Receivable from affiliated brokers and dealers:		
Securities failed to deliver	$	15,581,273
Other		28,252
	$	15,609,525
Payable to affiliated brokers and dealers:		
Securities failed to receive	$	14,972,987
Other		1,186,716
	$	16,159,703

(3) Securities Owned and Securities Sold, Not Yet Purchased

The following is a summary of the fair value of major categories of Securities owned and Securities sold, not yet purchased, as of December 31, 2005:

		Securities owned		Securities sold, not yet purchased
Corporate debt securities	$	109,777,718	$	16,820,313
Corporate equity securities		34,215,314		1,440
Other		885,768		—
	$	144,878,800	$	16,821,753

(4) Revolving Credit Facility

In June 2005, the Fund renewed a revolving credit facility agreement with an unaffiliated third party to be used in connection with the Fund's investing activities. At December 31, 2005, $85,200,000 was available under the terms of the revolving credit facility agreement. The revolving credit facility expires in June 2006, but provides for annual extensions. Advances under this facility bear interest at the lender's commercial paper rate plus 115 basis points. The Fund incurs a liquidity fee on the total amount available under the revolving credit facility. The Fund incurs a program fee on amounts borrowed under the revolving credit facility. The Fund incurs a minimum program fee if program fees do not reach a certain threshold. During the year ended December 31, 2005, the Fund did not borrow under the revolving credit facility. At December 31, 2005, there were no outstanding balances under the revolving credit facility.

The Fund incurred costs in securing the revolving credit facility. These costs have been capitalized and are being amortized over seven years. At December 31, 2005, the net unamortized costs of $116,614 are included in Other assets.

(5) Related Party Transactions

At December 31, 2005, members' equity included an investment in the Fund by Jefferies of $27,159,268. Additionally, Jefferies, as the Class B Member, contributed $1,000 of capital for the right to receive a distribution of 20% of the Fund's distributions in excess of an 8% preferred return paid to the members. During the year ended December 31, 2005, the Fund distributed, in cash, undistributed net income of $23,400,893 to the members, of which $2,634,430 was distributed to the Class B Member in accordance with its carried interest.

At December 31, 2005, receivable from and payable to affiliated brokers and dealers are for amounts due from and due to Jefferies related to trade execution and settlement.

During the year ended December 31, 2005, Jefferies Execution Services, Inc. was the sole counterparty to all of the Fund's stock borrow transactions.

At December 31, 2005, Payable to Jefferies & Company, Inc. of $539,592 is for amounts due for direct trading expenses, general and administrative expenses, and management fees. The Fund reimburses Jefferies for general and administrative expenses based on the Fund's pro rata portion of actual charges incurred.

Jefferies, in its capacity as Manager, receives a management fee equal to 1% per annum of the sum of 100% of the average balance of securities owned and 98% of the average balance of securities sold, not yet purchased. At December 31, 2005, accrued management fees of $129,202 were included in Payable to Jefferies & Company, Inc.

(6) Financial Instruments

(a) Off-Balance Sheet Risk

The Fund has contractual commitments arising in the ordinary course of business for securities sold, not yet purchased. These financial instruments contain varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon the Fund's Statement of Financial Condition.

(b) Credit Risk

In the normal course of business, the Fund is involved in the execution, settlement, and financing of various principal securities transactions. Securities transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date.

The Fund seeks to control the risk associated with these transactions by establishing and monitoring collateral and transaction levels daily.

(Continued)

(c) Concentration of Credit Risk

The Fund's activities are executed exclusively with Jefferies. Concentrations of credit risk can be affected by changes in economic, industry, or geographical factors. The Fund seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures including those described in the preceding discussion of credit risk.

(7) Net Capital Requirement

The Fund is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Fund has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Fund maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2005, the Fund had net capital of $51,434,728, which was $51,184,728 in excess of required net capital.

(8) Subsequent Event

On February 15, 2006, the Fund distributed, in cash, undistributed net income of $35,103,618 to the members, of which $4,974,974 was distributed to the Class B Member in accordance with its carried interest.